UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SILICON GRAPHICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

827056102 (CUSIP Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

CUSIP No. 827056102	13G/A	Page 2 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highfields Capital Management LP*

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 21,565,720 6. Shared Voting Power 0 7. Sole Dispositive Power 21,565,720 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,565,720

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person (See Instructions) PN

*	Shares owned and percentage calculations include shares which may be acquired upon conversion of 6.50% Senior Secured Convertible Notes due 2009.

CUSIP No. 827056102	13G/A	Page 3 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highfields GP LLC*

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 21,565,720 6. Shared Voting Power 0 7. Sole Dispositive Power 21,565,720 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,565,720

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person (See Instructions) OO

*	Shares owned and percentage calculations include shares which may be acquired upon conversion of 6.50% Senior Secured Convertible Notes due 2009.

CUSIP No. 827056102	13G/A	Page 4 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Highfields Associates LLC*

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 17,213,872 6. Shared Voting Power 0 7. Sole Dispositive Power 17,213,872 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,213,872

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person OO

*	Shares owned and percentage calculations include shares which may be acquired upon conversion of 6.50% Senior Secured Convertible Notes due 2009.

CUSIP No. 827056102	13G/A	Page 5 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Jonathon S. Jacobson*

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Unites States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 21,565,720 6. Shared Voting Power 0 7. Sole Dispositive Power 21,565,720 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,565,720

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person IN

*	Shares owned and percentage calculations include shares which may be acquired upon conversion of 6.50% Senior Secured Convertible Notes due 2009.

CUSIP No. 827056102	13G/A	Page 6 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard L. Grubman*

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 21,565,720 6. Shared Voting Power 0 7. Sole Dispositive Power 21,565,720 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,565,720

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.4%

12.	Type of Reporting Person IN

*	Shares owned and percentage calculations include shares which may be acquired upon conversion of 6.50% Senior Secured Convertible Notes due 2009.

CUSIP No. 827056102	13G/A	Page 7 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Highfields Capital Ltd.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, B.W.I

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,351,848 6. Shared Voting Power 0 7. Sole Dispositive Power 4,351,848 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,351,848

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.0%

12.	Type of Reporting Person PN

7

CUSIP No. 827056102	13G/A	Page 8 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Highfields Capital II LP*

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 11,842,265 6. Shared Voting Power 0 7. Sole Dispositive Power 11,842,265 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,842,265

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person PN

*	Shares owned and percentage calculations include shares which may be acquired upon conversion of 6.50% Senior Secured Convertible Notes due 2009.

8

CUSIP No. 827056102	13G/A	Page 9 of 15 Pages

Item 1.	(a)	Name of Issuer:

Silicon Graphics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1600 Amphitheatre Parkway, Mountain View, California 94043

Item 2.	(a)	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd. (collectively, the “Funds”):

(i) Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”) and investment manager to each of the Funds;

(ii) Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General Partner of Highfields Capital Management;

(iii) Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”) and the General Partner of Highfields Capital I LP and Highfields Capital II LP;

(iv) Jonathon S. Jacobson, a Managing Member of Highfields GP; and

(v) Richard L. Grubman, a Managing Member of Highfields GP.

This statement is also being filed by Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I., with respect to the shares of Common Stock of the Issuer owned by Highfields Capital Ltd. (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman); and Highfields Capital II LP, a Delaware limited partnership, with respect to the shares of Common Stock of the Issuer owned by Highfields Capital II LP (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman).

Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson, Mr. Grubman, Highfields Capital Ltd. and Highfields Capital II LP are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP No. 827056102	13G/A	Page 10 of 15 Pages

	(b)	Address of Principal Business Office or, if None, Residence:

Address for Highfields Capital Management, Highfields GP, Highfields
Associates, Mr. Jacobson, Mr. Grubman and Highfields Capital II LP:
c/o Highfields Capital Management
200 Clarendon Street, 51st Floor
Boston, Massachusetts 02116

Address for Highfields Capital Ltd.:
c/o Goldman Sachs (Cayman) Trust, Limited
Harbour Centre, Second Floor
George Town, Grand Cayman
Cayman Islands, B.W.I.

	(c)	Citizenship:

Highfields Capital Management – Delaware
Highfields GP – Delaware
Highfields Associates – Delaware
Jonathon S. Jacobson – United States
Richard L. Grubman – United States
Highfields Capital Ltd. – Cayman Islands, B.W.I.
Highfields Capital II LP – Delaware

	(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

	(e)	CUSIP Number:

827056102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

.

CUSIP No. 827056102	13G/A	Page 11 of 15 Pages

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

	(a)	Amount beneficially owned: 21,565,720 shares of Common Stock

	(b)	Percent of class: 9.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 21,565,720

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 21,565,720

		(iv)	Shared power to dispose or to direct the disposition of: 0

For Highfields Associates LLC:

	(a)	Amount beneficially owned: 17,213,872 shares of Common Stock

	(b)	Percent of class: 7.5%

	(c)	Number of shares as to which such person has

		(i)	Sole power to vote or to direct the vote: 17,213,872

`		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 17,213,872

		(iv)	Shared power to dispose or to direct the disposition of: 0

For Highfields Capital II LP:

	(a)	Amount beneficially owned: 11,842,265 shares of Common Stock

	(b)	Percent of class: 5.3%

	(c)	Number of shares as to which such person has:

CUSIP No. 827056102	13G/A	Page 12 of 15 Pages

		(i)	Sole power to vote or to direct the vote: 11,842,265

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 11,842,265

		(iv)	Shared power to dispose or to direct the disposition of: 0

For Highfields Capital Ltd.:

	(a)	Amount beneficially owned: 4,351,848 shares of Common Stock

	(b)	Percent of class: 2.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 4,351,848

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 4,351,848

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The shares beneficially owned by Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are owned by the Funds. The shares beneficially owned by Highfields Associates are owned by Highfields Capital I LP and Highfields Capital II LP. Highfields Ltd. owns 2.0% of the shares; Highfields Capital II LP beneficially owns 5.3% of the shares and Highfields Capital I LP owns less than 5% of the shares. Highfields Capital Management serves as the investment manager to each of the Funds. Each of Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman has the power to direct the dividends from or the proceeds of the sale of the shares owned by the Funds. Highfields Associates has the power to direct the dividends from or the proceeds of the sale of the shares owned by Highfields Capital I LP and Highfields Capital II LP.

CUSIP No. 827056102	13G/A	Page 13 of 15 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 827056102	13G/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

Date

HIGHFIELDS CAPITAL MANAGEMENT LP By: Highfields GP LLC, its General Partner

/s/ Kenneth H. Colburn Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

HIGHFIELDS GP LLC

/s/ Kenneth H. Colburn Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Kenneth H. Colburn Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

JONATHON S. JACOBSON

/s/ Kenneth H. Colburn Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

CUSIP No. 827056102	13G/A	Page 15 of 15 Pages

RICHARD L. GRUBMAN

/s/ Kenneth H. Colburn Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

HIGHFIELDS CAPITAL LTD. By: Highfields Capital Management LP, its Investment Manager By: Highfields GP LLC, its General Partner

/s/ Kenneth H. Colburn Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

HIGHFIELDS CAPITAL II LP By: Highfields Associates LLC, its General Partner

/s/ Kenneth H. Colburn Signature

Kenneth H. Colburn, Authorized Signatory Name/Title